SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  Schedule 13D

                  Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              TII INDUSTRIES, INC.
                               (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of class of securities)

                                   872479 10 0
                                 (CUSIP Number)

                          Mr. William J. Rouhana, Jr.
                          WinStar Communications, Inc.
                                230 Park Avenue
                           New York, New York  10169
                                (212) 687-7577
            (Person Authorized to Receive Notices and Communications)

                                February 20, 1995
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [   ].  A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

                               Page 1 of 12 Pages

















CUSIP No. 872479 10 0                           Page 2 of 12 Pages



Response to Question      1:   William J. Rouhana, Jr.
Response to Question      2:   N/A
Response to Question      3:   SEC USE ONLY
Response to Question      4:   N/A
Response to Question      5:   N/A
Response to Question      6:   United States
Response to Question      7:   537,363
Response to Question      8:   0
Response to Question      9:   537,363
Response to Question      10:  0
Response to Question      11:  537,363
Response to Question      12:  N/A
Response to Question      13:  12.06%
Response to Question      14:  IN










































CUSIP No. 872479 10 0                           Page 3 of 12 Pages



Response to Question      1:   Fredric E. von Stange
Response to Question      2:   N/A
Response to Question      3:   SEC USE ONLY
Response to Question      4:   N/A
Response to Question      5:   N/A
Response to Question      6:   United States
Response to Question      7:   164,637
Response to Question      8:   0
Response to Question      9:   164,637
Response to Question      10:  0
Response to Question      11:  164,637
Response to Question      12:  N/A
Response to Question      13:  3.97%
Response to Question      14:  IN










































CUSIP No. 872479 10 0                             Page 4 of 12 Pages



Response to Question      1:   Timothy R. Graham
Response to Question      2:   N/A
Response to Question      3:   SEC USE ONLY
Response to Question      4:   N/A
Response to Question      5:   N/A
Response to Question      6:   United States
Response to Question      7:   118,000
Response to Question      8:   0
Response to Question      9:   118,000
Response to Question      10:  0
Response to Question      11:  118,000
Response to Question      12:  N/A
Response to Question      13:  2.86%
Response to Question      14:  IN










































CUSIP No. 872479 10 0                            Page 5 of 12 Pages



Response to Question      1:   WinStar Companies, Inc.
Response to Question      2:   N/A
Response to Question      3:   SEC USE ONLY
Response to Question      4:   N/A
Response to Question      5:   N/A
Response to Question      6:   Delaware
Response to Question      7:   0
Response to Question      8:   0
Response to Question      9:   0
Response to Question      10:  0
Response to Question      11:  0
Response to Question      12:  N/A
Response to Question      13:  0%
Response to Question      14:  CO










































CUSIP No. 872479 10 0                                Page 6 of 12 Pages



Response to Question      1:   WinStar Services, Inc.
Response to Question      2:   N/A
Response to Question      3:   SEC USE ONLY
Response to Question      4:   N/A
Response to Question      5:   N/A
Response to Question      6:   Delaware
Response to Question      7:   0
Response to Question      8:   0
Response to Question      9:   0
Response to Question      10:  0
Response to Question      11:  0
Response to Question      12:  N/A
Response to Question      13:  0%
Response to Question      14:  CO










































CUSIP No. 872479 10 0                           Page 7 of 12 Pages



Response to Question      1:   WinStar Venture II, Inc.
Response to Question      2:   N/A
Response to Question      3:   SEC USE ONLY
Response to Question      4:   N/A
Response to Question      5:   N/A
Response to Question      6:   Delaware
Response to Question      7:   0
Response to Question      8:   0
Response to Question      9:   0
Response to Question      10:  0
Response to Question      11:  0
Response to Question      12:  N/A
Response to Question      13:  0%
Response to Question      14:  CO































CUSIP No. 872479 10 0                          Page 8 of 12 Pages

                                   INTRODUCTION


          This statement is being filed as an Amendment No. 1 to a joint filing by William J. Rouhana, Jr., Timothy R. Graham, Fredric E. von Stange, WinStar Companies, Inc., a Delaware corporation ("Companies"), WinStar Services, Inc., a Delaware corporation ("Services"), and WinStar Venture II, Inc., a Delaware corporation ("Venture") (collectively, the "WinStar Investors"). As of this date, Mr. Rouhana is the only member of the WinStar Investors required to continue as a filing person. The WinStar Investors formerly were parties to a Voting Agreement dated June 2, 1992, as amended on July 31, 1992 ("Voting Agreement"), between them and Alfred Roach, Dorothy Roach and Timothy Roach (collectively, the "Roach Family") with respect to certain securities of TII Industries, Inc. the issuer of the securities to which this statement pertains ("Issuer"). By letter agreement dated February 20, 1995, the Voting Agreement was terminated, and effective February 27, 1995, all of the securities of the Issuer held by Services and Venture were distributed as indicated in Item 5 below to William J. Rouhana, Jr., Fredric E. von Stange and Timothy R. Graham, each of whom holds these securities in his individual capacity and not as a member of a group.

         There are no agreements among the WinStar Investors or between the WinStar Investors and the Roach Family or between any of the WinStar Investors and the Roach Family with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer. Mr. Rouhana and Mr. Graham are directors of the Issuer.

          In April 1994, the Issuer effected a 1 for 2.5 reverse stock split of its Common Stock and Class B Stock. All disclosures in this Amendment No. 1 to the Schedule 13D regarding stock ownership and per share price amounts reflect post-split numbers.

          In light of the foregoing, the information contained in the original Statement is amended by this Amendment No. 1 as set forth below:

Item 2.   Identity and Background

          This Amendment No. 1 is being filed jointly by each of the WinStar Investors. As indicated in Item 5, Mr. Rouhana is the only WinStar Investor who presently beneficially owns five percent or more of the outstanding voting securities of the Issuer and, accordingly, following the filing of this Amendment No. 1, none of the other WinStar Investors has a continuing filing obligation under cover of Schedule 13D with respect to the securities of the Issuer.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) By letter agreement dated February 20, 1995, the Voting Agreement was terminated, and effective February 27, 1995, all of the securities of the Issuer held by Services and Venture were distributed to William J. Rouhana, Jr., Fredric E. von Stange and Timothy R. Graham, each of whom holds these securities in his individual capacity and not as a member of a group.





CUSIP No. 872479 10 0                             Page 9 of 12 Pages


          The following table sets forth the separate beneficial ownership of each of the WinStar Investors:

                                    Number of         Percent
Name                                Shares(1)       of Class(2)

William J. Rouhana, Jr.(3)          537,363            12.06
Fredric E. von Stange (4)           164,637             3.97
Timothy R. Graham (5)               118,000             2.86
WinStar Companies, Inc.                0                   0
WinStar Services, Inc.                 0                   0
WinStar Venture II, Inc.               0                   0

- ------------------------

(1) The WinStar Investors have sole voting and dispositive power with respect to the shares owned by them.

(2) Percent of Class with respect to Common Stock assumes the issuance of the Common Stock upon the exercise of options (to the extent exercisable on or within 60 days) and Warrants (presently exercisable in full) beneficially owned by each WinStar Investor individually but by no other person or entity. The percentages are based on 4,037,746 shares of Common Stock outstanding.

(3) Includes (i) 119,763 shares presently owned, (ii) 129,600 shares issuable upon the exercise of warrants at an exercise price of $5.00 per share and (iii) 144,000, 43,200, 43,200 and 57,600 shares issuable upon the exercise of options at exercise prices of $5.00, $5.625, $6.25 and $7.50, respectively. Does not include 5,000 shares issuable upon exercise of options issued pursuant to the Director Stock Option Plan which are exercisable in four annual installments of 1,250 shares each beginning on December 7, 1995 at an exercise price of $5.75 per share.

(4) Includes (i) 60,237 shares presently owned, (ii) 32,400 shares issuable upon the exercise of warrants at an exercise price of $5.00 per share and (iii) 36,000, 10,800, 10,800 and 14,400 shares issuable upon the exercise of options at exercise prices of $5.00, $5.625, $6.25 and $7.50 per share, respectively.

(5) Includes (i) 30,000 shares presently owned, (ii) 48,000 shares issuable upon the exercise of warrants at an exercise price of $5.00 per share and (iii) 20,000, 6,000, 6,000 and 8,000 shares issuable upon the exercise of options at exercise prices of $5.00, $5.625, $6.25 and $7.50 per share, respectively.
Does not include 5,000 shares issuable upon the exercise of options issued pursuant to the Director Stock Option Plan which are exercisable in four annual installments of 1,250 shares each beginning on December 7, 1995 at an exercise price of $5.75 per share.

          (c) Since the filing of the Schedule 13D (dated August 27, 1992), the following transactions in Common Stock of the Issuer have been effected by the WinStar Investors:

               (i) The table below sets forth the distribution of the securities of the Issuer held by Venture (Common Stock and Warrants) and Services (Options) to each of William J. Rouhana, Jr., Fredric E. von Stange and Timothy R. Graham:

CUSIP No. 872479 10 0                                    Page 10 of 12 Pages

Name                        Common          Warrants           Options           Options            Options           Options
                            Stock        ($5.00/share)      ($5.00/share)     ($5.625/share)     ($6.25/share)     ($7.50/share)

William J. Rouhana, Jr.    119,763         129,600             144,000          43,200              43,200           57,600

Fredric E. von Stange       60,237          32,400              36,000          10,800              10,800           14,400

Timothy R. Graham                0          18,000              20,000           6,000               6,000            8,000

TOTAL                      180,000         180,000             200,000          60,000              60,000           80,000



               (ii)   In December 1994, William J. Rouhana, Jr. and Timothy R.
Graham were each granted options to purchase 5,000 shares of Common Stock under the Issuer's Director Stock Option Plan at an exercise price of $5.75 per share, which options become exercisable, on a cumulative basis, as to 1,250 shares on each of December 7, 1995, December 7, 1996, December 7, 1997 and
December 7, 1998 and which will expire on December 6, 1999.

          (e) Effective on February 20, 1995 with the termination of the Voting Agreement, Messrs. von Stange and Graham ceased to be the beneficial owners of more than five percent of the Issuer's securities. Effective on February 27, 1995 with the distribution of securities of the Issuer by Venture and Services, Companies, Venture and Services ceased to be the beneficial owners of more than five percent of the Issuer's securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          (a) In connection with the private placement of the Issuer's securities ("Private Placement"), the WinStar Investors and the Roach Family entered into the Voting Agreement, the material terms of which were described in the Schedule 13D (dated August 27, 1992) filed jointly by the WinStar
Investors.  The Voting Agreement was voluntarily terminated by the WinStar
Investors and the Roach Family effective February 20, 1995.

          (b) On June 2, 1992, the Issuer entered into a Consulting Agreement with Services (which became effective as of August 7, 1992 with the completion of the Private Placement), the material terms of which were described in the
Schedule 13D (dated August 27, 1992) filed jointly by the WinStar Investors.
The Consulting Agreement has been extended through July 31, 1995.

          (c) As of December 1994, William J. Rouhana, Jr. and Timothy R.
Graham were each granted options to purchase 5,000 shares of Common Stock under the Issuer's Director Stock Option Plan at an exercise price of $5.75 per share, which options become exercisable, on a cumulative basis, as to 1,500 shares on each of December 7, 1995, December 7, 1996, December 7, 1997 and
December 7, 1998 and which will expire on December 6, 1999.










CUSIP No. 872479 10 0                               Page 11 of 12 Pages


Item 7.   Material to be Filed as Exhibits

          Exhibit 2(c)      Agreement, dated as of February 20, 1995, to
                            Terminate the Voting Agreement, incorporated by reference to Exhibit 9(c) of Amendment No. 1, dated
                            March 30, 1995, to Schedule 13D with respect to securities of the Company filed by Alfred J. Roach, Dorothy Roach and Timothy Roach.

          Exhibit 3(b)      Amendment No. 1 to the Consulting Agreement, dated
                            September 21, 1993, incorporated by reference to
                            Exhibit 10(b)(63)(ii) to the Company's Annual Report on Form 10-K for fiscal year ended June 25, 1993.

          Exhibit 3(c)      Amendment No. 2 to the Consulting Agreement, dated
                            September 14, 1994, incorporated by reference to
                            Exhibit 10(b) (63) (iii) to the Company's Annual
                            Report on Form 10-K for fiscal year ended June 24, 1994.

          Exhibit 4(b) Joint Filing Agreement, dated May 31, 1995, by and among each of the WinStar Investors.



































CUSIP No. 872479 10 0                          Page 12 of 12 Pages


                                  Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 31, 1995


                                    /s/ William J. Rouhana, Jr.

                                        William J. Rouhana, Jr.


                                    /s/ Timothy Graham

                                        Timothy Graham


                                    /s/ Fredric E. von Stange

                                        Fredric E. von Stange



                                    WinStar Companies, Inc.


                                    By: /s/ William J. Rouhana, Jr.

                                            William J. Rouhana, Jr.
                                            President

                                    WinStar Services, Inc.


                                    By: /s/ William J. Rouhana, Jr.

                                            William J. Rouhana, Jr.
                                            President


                                    WinStar Venture II, Inc.


                                    By: /s/ William J. Rouhana, Jr.

                                            William J. Rouhana, Jr.
                                            President




